                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                          McDERMOTT INTERNATIONAL, INC.
                                (Name of Issuer)

                          Common Stock, $1.00 Par Value
                         (Title of Class of Securities)

                                    580037109
                                 (CUSIP Number)


                                  March 6, 1998
                      (Date of Event which Requires Filing
                               of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------------
CUSIP No.  580037109                   13G
---------------------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Soros Fund Management LLC
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a) [ ]
                                                          (b) [X]

---------- ---------------------------------------------------------------------
        3  SEC USE ONLY

---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           DELAWARE
-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER

                            5,488,000
                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             -0-
     OWNED BY
                     ------ ----------------------------------------------------
       EACH              7  SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                5,488,000
       WITH
                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            -0-
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           5,488,000
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
           CERTAIN SHARES                        [X]


---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           9.75%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           OO, IA
---------- ---------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

---------------------------
CUSIP No.  580037109                   13G
---------------------------
---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           George Soros    (in the capacity described herein)
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a) [ ]
                                                          (b) [X]

---------- ---------------------------------------------------------------------
        3  SEC USE ONLY

---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           UNITED STATES
-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER

                            -0-
                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             5,488,000
     OWNED BY
                     ------ ----------------------------------------------------
       EACH              7  SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                -0-
       WITH
                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            5,488,000
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           5,488,000
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
           CERTAIN SHARES                      [X]


---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           9.75%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           IA
---------- ---------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

---------------------------
CUSIP No.  580037109                   13G
---------------------------
---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Stanley F. Druckenmiller (in the capacity described herein)
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a) [ ]
                                                          (b) [X]

---------- ---------------------------------------------------------------------
        3  SEC USE ONLY

---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           UNITED STATES
-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER

                            874,200
                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             5,488,000
     OWNED BY
                     ------ ----------------------------------------------------
       EACH              7  SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                874,200
       WITH
                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            5,488,000
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           6,362,200
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
           CERTAIN SHARES*                     [ ]

---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           11.30%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           IA
---------- ---------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

---------------------------
CUSIP No.  580037109                   13G
---------------------------
---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Duquesne Capital Management, L.L.C.
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                           (a) [ ]
                                                           (b) [X]

---------- ---------------------------------------------------------------------
        3  SEC USE ONLY

---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           PENNSYLVANIA
-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER

                            874,200
                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             -0-
     OWNED BY
                     ------ ----------------------------------------------------
       EACH              7  SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                874,200
       WITH
                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            -0-
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           874,200
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
           CERTAIN SHARES*                         [X]


---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           1.55%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           OO, IA
---------- ---------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1(a)                          Name of Issuer:
                                   --------------

                                   McDermott International, Inc.  (the "Issuer")

Item 1(b)                          Address of Issuer's Principal Executive
                                   Offices:
                                   ---------------------------------------

                                   1450 Poydras Street
                                   New Orleans, Louisiana 70112-6050

Items 2(a)                         Name of Person Filing:
                                   ---------------------

                                   This  Statement  is  filed on  behalf  of the
                                   following    persons    (collectively,    the
                                   "Reporting Persons"):

                                   i)   Soros Fund Management LLC, a Delaware
                                        limited liability company ("SFM LLC");

                                   ii)  Mr. George Soros ("Mr. Soros");

                                   iii) Mr. Stanley F. Druckenmiller ("Mr.
                                        Druckenmiller"); and

                                   iv)  Duquesne Capital Management, L.L.C., a
                                        Pennsylvania limited liability company
                                        ("Duquesne LLC").

                                    This Statement relates to Shares (as defined
                                    herein)  held for the  accounts  of  Quantum
                                    Partners   (as   defined   herein)  and  the
                                    Duquesne  LLC Clients  (as defined  herein).
                                    SFM  LLC,  a  Delaware   limited   liability
                                    company,   serves  as  principal  investment
                                    manager  to Quantum  Partners  LDC, a Cayman
                                    Islands exempted  duration company ("Quantum
                                    Partners"),  and, as such,  has been granted
                                    investment    discretion    over   portfolio
                                    investments,  including the Shares, held for
                                    the account of Quantum  Partners.  Mr. Soros
                                    is   the    Chairman   of   SFM   LLC.   Mr.
                                    Druckenmiller is the Lead Portfolio  Manager
                                    and a Member of the Management  Committee of
                                    SFM LLC. Mr.  Druckenmiller  also owns a 75%
                                    interest in, and is the sole managing member
                                    of,  Duquesne  LLC, an  investment  advisory
                                    firm   that   serves   as  a   discretionary
                                    investment advisor to a limited number of institutional clients (the "Duquesne LLC Clients").

Item 2(b)                          Address of Principal Business Office:
                                   -------------------------------------

                                   The address of the principal business office of each of SFM LLC, Mr. Soros and Mr. Druckenmiller is 888 Seventh Avenue, 33rd Floor, New York, NY 10106.

                                   The  address of the  principal  business
                                   office   of   Duquesne   LLC   is   2579
                                   Washington Road, Suite 322,  Pittsburgh,
                                   Pennsylvania 15241-2591.

Item 2(c)                          Citizenship:
                                   ------------

                                   i) SFM LLC is a Delaware limited liability company;
                                   ii)   Mr. Soros is a United States citizen;
                                   iii)  Mr. Druckenmiller is a United States
                                         citizen; and
                                   iv)   Duquesne LLC is a Pennsylvania limited
                                         liability company.

Item 2(d)                          Title of Class of Securities:
                                   ----------------------------

                                   Common Stock, par value $1.00 per share (the
                                   "Shares")

Item 2(e)                          CUSIP Number:
                                   ------------

                                   580037109

Item 3                             Not Applicable

Item 4.                            Ownership:
                                   ---------

Item 4(a)                          Amount Beneficially Owned:
                                   --------------------------

                                   As of March 5, 1998, each of the Reporting Persons may be deemed the beneficial owner of the following number of Shares:

                                   i) SFM LLC and Mr. Soros may be deemed to be the beneficial owner of the 5,488,000 Shares held for the account of Quantum Partners.

                                   ii) Mr. Druckenmiller may be deemed the beneficial owner of 6,362,200 Shares. This number consists of (A) 5,488,000 Shares held for the account of Quantum Partners and (B) 874,200 Shares held for the accounts of the Duquense LLC Clients.

                                   iii) Duquesne LLC may be deemed the beneficial owner of the 874,200 Shares held for the accounts of the Duquesne LLC Clients.

Item 4(b)                          Percent of Class:
                                   ----------------

                                   i) The number of Shares of which each of SFM LLC and Mr. Soros may be deemed to be the beneficial owner constitutes approximately 9.75% of the total number of Shares outstanding.

                                   ii) The number of Shares of which Mr. Druckenmiller may be deemed to be the beneficial owner constitutes approximately 11.30% of the total number of Shares outstanding.

                                   iii) The number of Shares of which Duquesne LLC may be deemed to be the beneficial owner constitutes approximately 1.55% the total number of Shares outstanding.


Item 4(c)                          Number of shares as to which such person has:
                                   --------------------------------------------

                                   SFM LLC
                                   -------

                                   (i)      Sole power to vote or to direct the
                                            vote: 5,488,000

                                   (ii)     Shared power to vote or to direct
                                            the vote:  -0-

                                   (iii)    Sole power to dispose or to direct
                                            the disposition of:  5,488,000

                                   (iv) Shared power to dispose or to direct the disposition of: -0-

                                   Mr. Soros
                                   ---------

                                   (i)      Sole power to vote or to direct the
                                            vote:    -0-

                                   (ii)     Shared power to vote or to direct
                                            the vote:  5,488,000

                                   (iii)    Sole power to dispose or to direct
                                            the disposition of:  -0-

                                   (iv) Shared power to dispose or to direct the disposition of: 5,488,000

                                   Mr. Druckenmiller
                                   -----------------

                                   (i)     Sole power to vote or to direct the
                                           vote:  874,200

                                   (ii) Shared power to vote or to direct the vote: 5,488,000

                                   (iii)   Sole power to dispose or to direct
                                           the disposition of: 874,200

                                   (iv)    Shared power to dispose or to direct
                                           the disposition of: 5,488,000

                                   Duquesne LLC
                                   ------------

                                   (i)     Sole power to vote or to direct the
                                           vote:  874,200

                                   (ii)    Shared power to vote or to direct
                                           the vote:  -0-

                                   (iii)   Sole power to dispose or to direct
                                           the disposition of:  874,200

                                   (iv)    Shared power to dispose or to direct
                                           the disposition of:  -0-

Item 5                             Ownership of Five Percent or Less of a Class:
                                   --------------------------------------------

                                   Not Applicable

Item 6                             Ownership of More than Five Percent on Behalf
                                   of Another Person:
                                   ---------------------------------------------

                                   The shareholders of Quantum Partners, including Quantum Fund N.V., a Netherlands Antilles company, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of Quantum Partners in accordance with their ownership interests in Quantum Partners.

                                   The Duquesne LLC Clients have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares, held for their accounts.

                                   Each of SFM LLC and Mr. Soros expressly disclaims beneficial ownership of any Shares held for the accounts of the Duquesne LLC Clients. Duquesne LLC expressly disclaims beneficial ownership of any Shares held for the account of Quantum Partners.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
                                   --------------------------------------------

                                   Not Applicable

Item 8                             Identification and Classification of Members
                                   of the Group:
                                   --------------------------------------------

                                   Not Applicable

Item 9                             Notice of Dissolution of Group:
                                   ------------------------------

                                   Not Applicable

Item 10                            Certification:



          By signing below each signatory certifies that, to the best of his/its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  March 6, 1998                SOROS FUND MANAGEMENT LLC


                                     By: /s/Michael C. Neus
                                            Michael C. Neus
                                            Assistant General Counsel


Dated:  March 6, 1998                GEORGE SOROS


                                     By: /s/Michael C. Neus
                                            Michael C. Neus
                                            Attorney-in-Fact


Dated:  March 6, 1998                STANLEY F. DRUCKENMILLER


                                     By: /s/Michael C. Neus
                                            Michael C. Neus
                                            Attorney-in-Fact


Dated:  March 6, 1998                DUQUESNE CAPITAL MANAGEMENT, L.L.C.


                                     By: /s/Gerald Kerner
                                            Gerald Kerner
                                            Managing Director

                                  EXHIBIT INDEX
                                  -------------

Exhibit No.                Description
-----------                -----------

A. Power of Attorney dated as of January 1, 1997 granted by Mr. George Soros in favor of Mr. Sean
         Warren and Mr. Michael Neus.

B. Power of Attorney dated as of January 1, 1997 granted by Mr. Stanley F. Druckenmiller in favor of Mr. Sean Warren and Mr. Michael Neus.

C. Joint Filing Agreement dated March 6, 1998 by and among Soros Fund Management LLC, Mr. George Soros and Mr. Stanley F. Druckenmiller and Duquesne Capital
         Management,L.L.C.